Exhibit (k)(4)

AMENDED AND RESTATED FEE WAIVER AND EXPENSE SUPPORT AND
REIMBURSEMENT AGREEMENT

AMENDED AND RESTATED FEE WAIVER AND EXPENSE SUPPORT AND REIMBURSEMENT AGREEMENT (this “Agreement”), dated as of August 29, 2022, by and between BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company (the “Adviser”), and BlackRock Private Credit Fund, a Delaware statutory trust (the “Fund”).

WHEREAS, the Fund has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and offers one or more classes of common shares of beneficial interest (“common shares”) in its continuous public offering;

WHEREAS, the Adviser serves as investment adviser to the Fund pursuant to an amended and restated investment advisory agreement between the Fund and the Adviser, dated August 29, 2022, as may be amended and restated from time to time (the “Advisory Agreement”); and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders that the Adviser pay all of the Fund’s organizational and offering expenses through the initial closing date of the Fund’s continuous public offering of its common shares (the “Initial Closing Date”), subject to reimbursement by the Fund during the following 36 months pursuant to the terms and conditions set forth herein; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders that the Adviser waive the entire base management fee and incentive fee, if any, due to it under the Advisory Agreement during the first 12 months of the Fund’s operations.

NOW, THEREFORE, the parties hereto agree as follows:

1.	ORGanizational and offering expenses

1.1	The Adviser will pay all organizational and offering expenses of the Fund through the initial closing date of the Fund’s continuous public offering of its common shares on the Fund’s behalf (such amounts incurred by the Adviser, “Expense Payments”).

2.	Reimbursement BY THe Fund of organizational and offering expenses

2.1	During each of the 36 months following the initial closing date, the Fund will reimburse the Adviser for any and all Expense Payments incurred by the Adviser pursuant to paragraph 1.1 of this Agreement to the extent that the Fund’s annual Operating Expenses (as defined below) do not exceed 1.25% of the value of the Fund’s net assets, calculated monthly based on month-end net assets of the Fund (each such payment, a “Reimbursement Payment”). For purposes of this Agreement, “Operating Expenses” means all annual operating expenses of the Fund incurred in the ordinary course of business, excluding offering costs incurred by the Fund, interest expense and other financing costs, portfolio transaction and other investment-related costs, base management fee and incentive fee payable pursuant to the Advisory Agreement, shareholder servicing and/or distribution fees, taxes and any other extraordinary expenses not incurred in the ordinary course of business (including, without limitation, litigation expenses).

2.2	The Reimbursement Payment for any calendar month shall be paid by the Fund to the Adviser as promptly as possible following such calendar month and in no event later than forty-five days after the end of such calendar month.

2.3	In no event shall the aggregate Reimbursement Payments exceed 1.50% of the proceeds of the Fund’s offering of common shares.

3.	Expense waiver

3.1	The Adviser will waive the entire base management fee and incentive fee, if any, due to it under the Advisory Agreement for the first twelve (12) months following the Initial Closing Date. The amount waived pursuant to this Section 3 shall not be subject to reimbursement or recoupment pursuant to this Agreement or otherwise.

4.	TERM AND TERMINATION OF AGREEMENT.

4.1	This Agreement shall be effective as of the date first written above.

4.2	This Agreement will remain in effect for 36 months from the Initial Closing Date, unless sooner terminated with the written consent of the Adviser and the Board of Trustees of the Fund. This Agreement will terminate automatically upon the termination of the Advisory Agreement unless a new Advisory Agreement with the Adviser (or an affiliate of the Adviser) to replace the terminated agreement becomes effective upon such termination.

4.3	Sections 4 and 5 of this Agreement shall survive any termination of this Agreement. Notwithstanding anything to the contrary, Section 2 of this Agreement shall survive any termination of this Agreement with respect to any Expense Payments that have not been reimbursed by the Fund to the Adviser.

5.	MISCELLANEOUS.

5.1	CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

5.2	INTERPRETATION. This Agreement shall be construed in accordance with the laws of the State of New York. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Amended and Restated Declaration of Trust or Amended and Restated Bylaws, as each may be further amended or restated, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

5.3	DEFINITIONS. Any questions of interpretation of any term or provision of this Agreement, including but not limited to the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the 1940 Act, shall have the same meaning as and be resolved by reference to the 1940 Act.

5.4	AMENDMENT TO THIS AGREEMENT. This Agreement may be amended only by a written agreement signed by each of the parties to which the amendment relates.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

BLACKROCK PRIVATE CREDIT FUND

By:	/s/ Rajneesh Vig
Name: Rajneesh Vig
Title: Chief Executive Officer

BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director